Exhibit 12.4

Ameren Energy Generating Company

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Nine Months Ended September 30, 2011	Year Ended December 31, 2010
Net income (loss) from continuing operations attributable to Ameren Energy Generating Company	$28,738	$(38,573)
Add- Net income attributable to noncontrolling interest	1,542	3,366
Add- Taxes based on income	24,335	19,422

Net income (loss) before income taxes and noncontrolling interest	54,615	(15,785)
Add- fixed charges:
Interest on short-term and long-term debt (a)	46,533	76,321
Estimated interest cost within rental expense	217	295
Amortization of net debt premium, discount, and expenses	506	1,026

Total fixed charges	47,256	77,642

Earnings available for fixed charges	$101,871	$61,857

Ratio of earnings to fixed charges	2.16	- (b)

(a)	Includes interest expense related to uncertain tax positions
(b)

Earnings are inadequate to cover fixed charges by $15.8 million for the year ended December 31, 2010. In the third quarter of 2010, Ameren Energy Generating Company recorded a goodwill and other impairment charge of $170 million. See Note 17 - Goodwill and Other Asset Impairments under Part II, Item 8, of the 2010 Form 10-K for additional information.